07004741

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48368

CRD 38702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK JENSEN, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OCEAN CENTRE, MONTAGU FORESHORE, EAST BAY STREET
(No. and Street)

NASSAU BAHAMAS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LASHLEY, SELAND & ROTROFF, P.A.
(Name – *if individual, state last, first, middle name*)

940 CENTRE CIRCLE, SUITE 206 ALTAMONTE SPRINGS FLORIDA 32714
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

SEC RECEIVED MAR 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, SVEND ERIK ENGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK JENSEN, INC., as of DECEMBER 31 ST, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Eva [signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountant

Board of Directors and Shareholder
AK Jensen, Inc. dba AKJ, Inc.

We have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group, Limited., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group Limited, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying calculation and reconciliation of net capital and aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland : Rotroff, P.A.

February 23, 2007

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Cash and cash equivalents	$ 678,836
Clearing deposits with clearing brokers	131,763
Due from clearing brokers	568,570
Receivables from foreign broker-dealers, net	1,611,345
Prepaid expenses and other current assets	21,209
Furniture and equipment, net of accumulated depreciation of $193,791	211,926
Other assets	86,806
Receivable from affiliates, net	821,521
	$ 4,131,976

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 1,956,828
Accounts payable and accrued expenses	81,427
Total liabilities	2,038,255
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Additional paid-in capital	5,301,204
Retained deficit	(3,217,353)
Total stockholder's equity	2,093,721
	$ 4,131,976

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 19,545,700
Service charges and other income	411,321
Interest and dividend income	31,556
Gain on currency translation	57,643
	20,046,220
Expenses:	
Commissions and commission discounts	11,285,652
Clearing, execution and other brokerage costs	4,788,224
Compensation and benefits	1,477,462
Telephone and communications	298,666
Occupancy costs	262,057
Professional and consulting fees	181,932
Depreciation and amortization	73,952
Other expenses	477,137
	18,845,082
Net income	$ 1,201,138

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2006	9,870	$ 9,870	$5,200,600	$(4,418,491)	$ 791,979
Forgiveness of intercompany loan	-	-	100,604	-	100,604
Net profit	-	-	-	1,201,138	1,201,138
Balance at December 31, 2006	9,870	$ 9,870	$5,301,204	$ (3,217,353)	$2,093,721

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flow from operating activities:	
Net income	$1,201,138
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	73,952
Increase or decrease in assets and liabilities:	
Increase in cash deposit with clearing brokers	(3,721)
Increase in due from clearing brokers	(205,827)
Increase in receivables due from foreign broker-dealers	(1,451,815)
Decrease in prepaid expenses and other assets	25,472
Increase in other assets	(60,172)
Increase in receivable from affiliate	(720,253)
Decrease in payable to affiliate	(100,604)
Increase in commissions payable	1,740,862
Increase in accounts payable and accrued expenses	(128,414)
Total cash provided by operating activities	370,618
Cash flow from investing activities:	
Purchase of fixed assets	(90,475)
Total cash used in investing activities	(90,475)
Cash flow from financial activities:	
Intercompany payables converted to additional paid-in capital	100,604
Total cash provided by financing activities	100,604
Net increase in cash	380,747
Cash and cash equivalents at the beginning of year	$ 298,089
Cash and cash equivalents at the end of year	$ 678,836
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, an investment adviser and is registered with the National Futures Association. The Company has its registered office in Nassau, Bahamas with an OSJ office in Oslo, Norway. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through a clearing broker located in the United States and other clearing brokers located in various regions of the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing broker – Cash deposits with clearing broker consists of funds on deposit with a clearing brokers located in the United States and Canada. The agreements require the Company to maintain a minimum of $125,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the clearing brokers, the Company will be required to maintain the cash on deposit.

Due from clearing broker – Due from the clearing broker represents money due the Company from the clearing broker in the United States for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Accounts receivable from foreign broker-dealers – Accounts receivable from foreign broker-dealers is money due the Company from its foreign clearing brokers and for purposes of net capital calculations is considered a non-allowable asset. The accounts receivable from foreign broker-dealers is offset by payables due the foreign broker-dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2006:

Furniture and equipment	$ 181,875
Clickbase	193,610
Website	30,232
	405,717
Less accumulated depreciation	193,791
	$ 211,926

Depreciation expense for the twelve months ended December 31, 2006 was $73,952.

5. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net gain of $57,643 for the year ended December 31, 2006.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing broker located in the United States on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

7. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($135,884 at of December 31, 2006) or $5,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2006, the net capital, as computed, was $399,365. Consequently, the Company had excess net capital of $263,481.

At December 31, 2006, the percentage of aggregate indebtedness to net capital was approximately 510.4% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

There are no differences in the net capital computation shown on the Company's December 31, 2006 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 2,093,721
Deductions:	
Non-allowable assets	
Cash USD	1,832
Foreign clearing deposit	50,806
Receivable from foreign broker-dealer, net	513,210
Prepaid expenses and other current assets	21,209
Furniture and equipment, net	211,926
Deposits	55,570
Receivable from affiliate, net	821,521
Total non-allowable assets	1,676,074
Net capital before haircuts and securities positions	417,647
Haircuts:	
Clearing deposit – Penson	1,619
Penson account	212
Foreign currency	16,451
	18,282
Net capital	399,365
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($135,884)	
Minimum dollar net capital requirement for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	135,884
Net capital in excess of required minimum	$ 263,481
Excess net capital at 1000%	$ 195,541
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2006 unaudited Focus Report, as filed	$ 399,365
Audit adjustments	-
Net capital, per December 31, 2006 audited report, as filed	$ 399,365

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
(A WHOLLY-OWNED SUBSIDIARY OF AK JENSEN GROUP, LIMITED)
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 2,038,255
Total indebtedness recorded on the Statement of Financial Condition	$ 2,038,255
6 2/3% of total aggregate indebtedness	$ 135,884
Percentage of aggregate indebtedness to net capital	510.4%

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2006

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company"), a wholly-owned subsidiary of AK Jensen Group, Limited for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 23, 2007

END